SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

December 2001

Commonwealth Bank of Australia
ACN 123 123 124
(Registrant's Name)

Level 2
48 Martin Place
SYDNEY NSW 1155
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] **Form 40-F** [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] **No** [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COMMONWEALTH BANK OF AUSTRALIA

By : ______________________
Name : HENRY JOHN BROEKHUIJSE
Title : ASSISTANT SECRETARY
Date : 20 December 2001

ANNEXURE TO FORM 6-K
DATED : 20 December 2001

I enclose a copy of the following document:

- Enron Corporation Inc
- Commonwealth Bank PERLS – Quarterly Dividend
- Senior Executive Departure

Commonwealth Bank's exposure to Enron Corporation Inc.

The Commonwealth Bank announced on 30 November 2001 that it had a contingent credit exposure of less than AUD 100 million to Enron Corporation Inc., in addition to another exposure of AUD44 million covered by a matching transaction with another bank.

Since then, Enron's filing for Chapter 11 in Bankruptcy is expected to crystallise the contingent exposure, which currently stands at AUD98 million.

J D Hatton
Company Secretary
5 December 2001

ASX ANNOUNCEMENT

COMMONWEALTH BANK OF AUSTRALIA
COMMONWEALTH BANK PERLS – QUARTERLY DIVIDEND

Sydney, 10 December 2001: The Commonwealth Bank today announced a fully franked Commonwealth Bank PERLS dividend of $2.3641 per security to be paid on 6 January 2002. The dividend payment is in accordance with Clause 2 of the terms and conditions set out in the prospectus dated 23 February 2001.

The record date for the dividend is 18 December 2001 with the ex-dividend date being 12 December 2001.

For further information, please contact:

Carolyn Kerr
Head of Investor Relations

(02) 9378 5130

SENIOR EXECUTIVE DEPARTURE

Sydney 12 December 2001: The Managing Director of the Commonwealth Bank today announced that the Head of the Bank's Customer Service Division, Mrs Gail Kelly, had resigned to take up an appointment as Chief Executive Officer of St George Bank.

During Mrs Kelly's time with the Commonwealth Bank, she was Head of Strategic Marketing, oversaw the introduction of a new credit card platform, and planned and executed the Bank's alliance with Woolworths to provide Ezybanking. She assumed the role of Head of Customer Service Division in January 2000, taking responsibility for the Bank's customer interface and distribution network.

Mr Murray said he was sorry to be losing a member of the senior executive team, but expected that Gail Kelly would make a valuable contribution to the industry in her new role. Mr Murray said, "Gail has been an important member of the team during her four years at the Commonwealth Bank, successfully managing a number of strategic projects and, in part, her appointment reflects this".

An announcement on the replacement for Mrs Kelly, as Head of Customer Service Division, is likely to be made in the near future. Until that time, the Bank's State General Manager Victoria and Tasmania, Mr Eric Kinsella will assume the role of Acting Head of Customer Service Division.

(ENDS)

For further information, please contact:

Bryan Fitzgerald
Executive Manager
Group Corporate Relations
(02) 9378 2663